

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 25, 2014

Via E-mail
Joseph S. Kassim
Senior Vice President of Finance
Carolina Financial Corporation
288 Meeting Street
Charleston, SC 29401

> **Re:** **Carolina Financial Corporation**
> **Form 10-12G**
> **Filed February 26, 2014**
> **File No. 000-19029**

Dear Mr. Kassim:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G filed February 26, 2014

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. We will continue to review your filing until all of our comments have been addressed.

Item 1. Business, page 3

2.   Revise to disclose that you had a net loss in fiscal year 2011, that your operating results, including your net income in fiscal years 2012 and 2013, have been highly dependent on

your wholesale mortgage business, and that your mortgage production decreased approximately 50% in the latter half of 2013 and 30.4% year-over-year. Disclose that you attribute the decrease in mortgage origination to rising mortgage interest rates and that you expect mortgage origination to continue to decrease in the foreseeable future.

Bank Lending Activities, page 6

3.   We note that "Real Estate Mortgages" made up 83.7% of your loan portfolio as of December 31, 2013. Please revise to disclose the loan portfolio percentages for your "Construction," "Commercial Business," and "Consumer" loans, and separately disclose these percentages for "Residential Mortgage or Home Equity Loans" and "Commercial Real Estate." Further disclose that your commercial real estate loans have relatively large individual balances, as you note on page 27, and assess the riskiness of these loans.

Item 1A. Risk Factors, page 23

Our mortgage banking profitability…, page 24

4.   Revise this subheading to apply to both your mortgage banking profitability and your consolidated operating results.

We may be terminated as a servicer of mortgage loans…, page 26

5.   Disclose that you subcontract your servicing rights to a subservicer who you do not directly control and evaluate any other material risks stemming from this arrangement.

Item 5. Directors and Executive Officers, page 70

6.   We note your disclosure on page 88 that Mr. Russ served as an executive officer of the company within the past three years. Revise to disclose this position on page 73 and supplementally confirm that you have disclosed all of the information required to be disclosed by Item 401(e) of Regulation S-K.

Item 6. Executive Compensation, page 78

7.   Please revise your columns to match the tabular format specified by Item 402(n)(1) of Regulation S-K. For example, "LifeComp" should be reclassified into its appropriate column heading and "Bonus" should not be relabeled "Cash Incentives." Moreover, include a footnote to briefly describe the Elite LifeComp Program, with a cross-reference to its full description on page 86, and advise why the figures disclosed in this column do not match your aggregate premium payments disclosed on page 87.

Item 7. Certain Relationships, page 88

8.   Please revise your first sentence to disclose the specific standards that you use to determine independence. For example, we note that under NASDAQ Rule 5605(a)(2), "audit committee members are also subject to additional, more stringent requirements under Rule 5605(c)(2)." Revise your third sentence to evaluate whether these directors meet all applicable standards, as necessary. Refer to the last sentence of Item 407(a)(1)(ii) of Regulation S-K.

Item 11. Description of Registrant's Securities to be Registered, page 90

9.   Please do not qualify your disclosure in this section. Although you may refer investors to your certificate of information for more detailed information, you must describe all material elements of your common stock. For example, please delete the phrase "except as otherwise required by our certificate of incorporation of by applicable Delaware law" from the description of stockholders voting rights.

Item 13. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 97

10.   We note your other-than-temporary impairment of securities line item within the Consolidated Statement of Operations. Please revise to disclose the information required by ASC 320-10-50-8A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or Michael Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant

cc: Via E-mail
       Eva Bateman, Esq.